EXHIBIT 99.1

Osisko Development Reports First Quarter 2023 Results

(All monetary references are expressed in Canadian dollars, unless otherwise indicated)

MONTREAL, May 09, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to report its financial and operating results for the three months ended March 31, 2023 ("Q1 2023").

Q1 2023 HIGHLIGHTS

Operating and financial updates:

  1,503 ounces of gold sold by the Company generating approximately $3.5 million in revenues in the quarter primarily from operating activities from the San Antonio Gold Project ("San Antonio") stockpile processing via heap leach (1,202 ounces of gold sold from San Antonio).
  On February 24, 2023, the Company announced the issuance of 10,000 common shares of the Company in accordance with the terms of a participation agreement dated June 10, 2022 with the Williams Lake First Nation (see news release dated July 5, 2022), relating to the Cariboo Gold Project.
  On March 2, 2023, the Company completed a bought deal public offering of an aggregate of 7,841,850 units of the Company (the "Units") at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million, including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company and one common share purchase warrant of the Company.
  On March 14, 2023, the Company announced a proposed reduction of the exercise price of the common share purchase warrants issued in 2022 in connection with brokered (closing on March 2, 2022) and non-brokered private placements (closing in tranches on March 4, 2022, March 29, 2022 and April 21, 2022). For further details, refer to news release dated March 14, 2023. The warrant amendment was completed on March 17, 2023.
  As at March 31, 2023, the Company had approximately $122.2 million in cash.

Tintic Project – Utah, U.S.A. (100%-owned)

  Approximately 68% of the 1,390 meter ("m") (or 4,550 feet ("ft.")) of the Trixie test mine ("Trixie") portal and underground decline ramp has been completed as at March 31, 2023). The Company anticipates completion of the decline ramp to the main 625 level by Q3 2023.
  Target to ramp up processing capacity to 500 short tons per day subject to completion of required mine and mill infrastructure upgrades.
  As previously disclosed, certain test mining activities at Trixie were temporarily put on hold in December 2022 to complete mine and mill infrastructure upgrades.
  On January 17, 2023, the Company announced an initial mineral resource ("MRE") for the underground Trixie deposit ("Trixie MRE") in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). On January 31, 2023, the Company filed a technical report, in accordance with NI 43-101, in relation to the Trixie MRE. For further information regarding Trixie and Trixie MRE, refer to Technical Reports.
  Approximately 5,000 m (16,404 ft.) of underground drilling is proposed for 2023 focusing on infill and exploration drilling on the existing Trixie deposit. During the quarter, the Company continued underground exploration and delineation activities on the Trixie deposit with two underground diamond drill rigs in operation. A total of 2,334 m (7,657 ft.) were drilled in 25 holes during the quarter, with assay results for these holes currently pending.
  The Company is also expected to commence a regional surface diamond drilling campaign of approximately 3,000 m (9,842 ft.) in the second half of 2023 on the wider Tintic Project property, focusing on high-priority precious and base metal targets, including commencing a deep-drilling program to target copper-gold porphyry potential.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

  The Company completed a Feasibility Study ("FS") on the Cariboo Gold Project ("Cariboo") dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022 (the "Cariboo FS"), which contemplates a staged, lower capital intensity project design with scalable infrastructure to account for the current global inflationary environment. Management believes that this approach to developing Cariboo may mitigate development capital intensity risks while providing an opportunity to maximize margins.
  The Company anticipates that the potential development of Cariboo may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totalling approximately 80 km of mineralization. For further information regarding Cariboo and the Cariboo FS refer to Technical Reports.
  The Company anticipates receiving the Environmental Assessment Certificate in Q3 2023 and permits by the end of Q1 2024.

San Antonio Gold Project – Sonora State, Mexico (100%-owned)

  In the first quarter of 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads and carbon-in-column processing plant.
  As of March 31, 2023, the Company sold a total of 13,065 ounces of gold from the San Antonio heap leach pad, including 1,202 ounces of gold sold in the first quarter of 2023.
  On April 29, 2023, Mexico's Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years, and may allow authorities to cancel concessions if no work is done on them within two years. The Company is closely monitoring the situation and will continue to assess the potential impacts on its Mexican assets.
  The Company continues to focus its efforts on the remaining stockpile processing while it awaits next steps from the government of Mexico with respect to the permitting process at San Antonio.

SUBSEQUENT TO Q1 2023

  On April 3, 2023, the Company disclosed assay results from 42 diamond drilling ("DD") holes from the 2022 underground exploration program at Trixie. The DD intercepts were located on the southern portion of the current Trixie MRE along new development and stepping out closer to the Sioux Ajax Fault, one of the main targets for mineralization at Trixie. Select assay results highlights included (see news release dated April 3, 2023):
    28.72 grams per tonne ("g/t") gold ("Au") and 404.19 g/t silver ("Ag") over 6.25 m in hole TUG-625-087 (0.84 ounces per short ton ("oz/t") Au and 11.79 oz/t Ag over 20.50 ft.);
    27.26 g/t Au and 96.98 g/t Ag over 4.57 m (0.80 oz/t Au and 2.83 oz/t Ag over 15.00 ft.) in hole TUG-625-086.
  On May 4, 2023, the Company disclosed assay results from 8 DD holes from the 2022 underground exploration program at Trixie. The DD intercepts were located within the T2 structure and T4 stockwork in the central and southern areas of the current Trixie MRE. Select assay results highlights included (see news release dated May 4, 2023):
    53.27 g/t Au and 90.24 g/t Ag over 2.44 m in hole TUG-625-037 (1.55 oz/t Au and 2.63 oz/t Ag over 8.00 ft.);
    36.81 g/t Au and 30.89 g/t Ag over 3.35 m in hole TUG-625-036 (1.07 oz/t Au and 0.90 oz/t Ag over 11.00 ft.).
  On May 5, 2023, the Company announced the supplemental listing of certain common share purchase warrants of the Company ("Warrants") on the TSX Venture Exchange effective as of the opening of markets on May 8, 2023. These Warrants include: (i) an aggregate 7,752,916 Warrants expiring on March 2, 2027, and (ii) an aggregate 11,363,933 Warrants expiring on May 27, 2027 (see news release dated May 5, 2023).
  On May 8, 2023, the Company announced the signing of two landmark permitting agreements, the Process Charter and the Joint Information Requirements Table, for its Cariboo Gold Project.

Annual Meeting of Shareholders

The Company's Annual Meeting of Shareholders will be held in person on May 11, 2023, at 2:00 p.m. (Eastern time) at 1, Place Ville Marie, Suite 2500, Montreal, QC, H3B 1R1. Information regarding notice, materials, and voting can be found in the Management Information Circular dated March 31, 2023, available on the Company's website at www.osiskodev.com and on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Consolidated Financial Statements

The Company's unaudited interim consolidated financial statements (the "Financial Statements") and management's discussion and analysis ("MD&A") for the three months ended March 31, 2023, are available on the Company's website at www.osiskodev.com and on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and François Vézina, ing., P.Eng., MBA, Senior Vice President, Project Development, Technical Services and Environment, each of whom is a "qualified person" within the meaning of NI 43-101.

Technical Reports

Information relating to the Tintic Project and the Trixie MRE is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to Cariboo and the Cariboo FS is supported by the technical report titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022) prepared for the Company by independent representatives BBA Engineering Ltd. and supported by independent consulting firms, including InnovExplo Inc., SRK Consulting (Canada) Inc., Golder Associates Ltd. (amalgamated with WSP Canada Inc. on January 1, 2023, to form WSP Canada Inc.), WSP USA Inc., Falkirk Environmental Consultants Ltd., Klohn Crippen Berger Ltd., KCC Geoconsulting Inc., and JDS Energy & Mining Inc. (the "Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to San Antonio is supported by the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective date of June 24, 2022) prepared for the Company by independent representatives of Micon International Limited (the "San Antonio Technical Report", collectively with the Trixie Technical Report and Cariboo Technical Report, the "Technical Reports"). Reference should be made to the full text of the San Antonio Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred mineral resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The mineral resource estimate disclosed in this news release may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations of the results of the Technical Reports; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie or the robust and production scale at Cariboo; the potential of high grade gold mineralization on Trixie and Cariboo; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the timing and ability of the Company to complete upgrades to the mining infrastructure at Trixie (if at all); the timing of resumption of test mining activities at Trixie; the timing and ability of the Company to ramp up processing capacity at Trixie to 500 short tons per day (if at all); the ability of the Company to complete its exploration objectives for its projects in 2023 in the timing contemplated (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the Cariboo project design and ability and timing to complete infrastructure at Cariboo (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; the ability and timing for the permitting at San Antonio; the impact of permitting delays at San Antonio; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022 as well as the Financial Statements and MD&A which have been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.